Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001-39718)

Date: March 31, 2022

PAGE 1 MARCH 2022 INVESTOR PRESENTATION

PAGE 2 Additional Information About the Business Combination and Where to Find It As previously announced on January 27 , 2022 , D - Orbit has entered into a business combination agreement among Breeze Holdings Acquisition Corp . (“Breeze Holdings”) (NASDAQ : BREZ), a publicly traded special purpose acquisition company, D - Orbit and a newly formed joint stock company ( société anonyme) governed by the laws of the Grand Duchy of Luxembourg (“Holdco”) pursuant to which Holdco will become the publicly traded parent company of Breeze Holdings and D - Orbit upon the closing of the transactions . The transaction is expected to close in the second or third quarter of 2022 , subject to the satisfaction of customary closing conditions, including certain governmental approvals and the approval of the shareholders of Breeze Holdings and the contribution of the D - Orbit shares by the D - Orbit shareholders . In connection with the proposed business combination transaction, Holdco intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F - 4 that will include a proxy statement of Breeze Holdings and that also will constitute a prospectus of Holdco with respect to the ordinary shares of Holdco to be issued in the proposed transaction (the “proxy statement/prospectus”) . The definitive proxy statement/prospectus (if and when available) will be delivered to Breeze Holdings’ and D - Orbit’s stockholders . Each of Holdco and Breeze Holdings may also file other relevant documents regarding the proposed transaction with the SEC . BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE HOLDINGS AND D - ORBIT ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . Investors and security holders may obtain free copies of the proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Breeze Holdings or Holdco through the website maintained by the SEC at www . sec . gov . Copies of the documents filed with the SEC by Breeze Holdings or Holdco will be available free of charge at Breeze Holdings Acquisition Corp . , 955 W . John Carpenter Fwy . , Suite 100 - 929 , Irving, TX 75039 , attention : J . Douglas Ramsey . Participants in the Solicitation Breeze Holdings and its directors and executive officers are participants in the solicitation of proxies from the stockholders of Breeze Holdings in respect of the proposed transaction . Information about Breeze Holdings’ directors and executive officers and their ownership of Breeze Holdings common stock is set forth in Breeze Holdings’ Annual Report on Form 10 - K for the year ended December 31 , 2021 filed with the SEC on March 11 , 2022 . D - Orbit and Holdco may also be deemed to be participants in the solicitation of proxies from the stockholders of Breeze Holdings . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available . You may obtain free copies of these documents as described in the preceding paragraph . LEGAL DISCLAIMER

PAGE 3 Cautionary Note Regarding Forward - Looking Statements This presentation contains forward - looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction and the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the anticipated growth of the space economy, the success and customer acceptance of D - Orbit’s product and service offerings, and other aspects of D - Orbit’s operations or operating results . Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward - looking statements . You should not rely upon forward - looking statements as predictions of future events . The outcome of the events described in these forward - looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward - looking statements in this presentation, including but not limited to : ( i ) the ability to complete the proposed transaction within the time frame anticipated or at all ; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized ; (iii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Breeze Holdings’ securities ; (iv) the risk that the transaction may not be completed by Breeze Holdings’ business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by Breeze Holdings ; (v) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of Breeze Holdings, the consummation of the exchange by the D - Orbit stockholders, the satisfaction of the minimum cash amount following redemptions by the public stockholders of Breeze Holdings and the receipt of any governmental and regulatory approvals ; (vi) the lack of a third party valuation in determining whether or not to pursue the proposed transaction ; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement ; (viii) the impact of COVID - 19 on D - Orbit’s business and/or the ability of the parties to complete the proposed transaction ; (ix) the effect of the announcement or pendency of the transaction on D - Orbit’s business relationships, performance, and business generally ; (x) risks that the proposed transaction disrupts current plans and operations of D - Orbit and potential difficulties in D - Orbit employee retention as a result of the proposed transaction ; (xi) the outcome of any legal proceedings that may be instituted against D - Orbit or Breeze Holdings related to the business combination agreement or the proposed transaction ; (xii) the ability to obtain and maintain the listing of Holdco’s securities and the ability to maintain Breeze Holdings’ securities, in each case on the NASDAQ Stock Market ; (xiii) potential volatility in the price of Breeze Holdings’ and Holdco’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which D - Orbit operates, variations in performance across competitors, changes in laws and regulations affecting D - Orbit’s business and changes in the combined company’s capital structure ; (xiv) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction ; (xv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which D - Orbit operates ; (xvi) the inability of D - Orbit and its current and future collaborators to successfully develop and commercialize D - Orbit’s services in the expected time frame or at all ; (xvii) the risk that the post - combination company may never achieve or sustain profitability ; (xviii) Holdco’s potential need to raise additional capital to execute its business plan, which capital may not be available on acceptable terms or at all ; (xix) the risk that the post - combination company experiences difficulties in managing its growth and expanding operations ; (xx) the risk that third - party suppliers and manufacturers are not able to fully and timely meet their obligations ; (xxi) the risk that orders that have been placed by customers for launches with D - Orbit are cancelled or modified ; (xxii) that the material weaknesses in D - Orbit’s internal control over financial reporting, if not corrected, could adversely affect the reliability of D - Orbit’s financial reporting ; (xxiii) the risk of regulatory lawsuits or proceedings relating to D - Orbit’s services ; (xxiv) the risk that D - Orbit is unable to secure or protect its intellectual property ; and (xxv) the risk factors as set forth in the D - Orbit Investor Presentation, dated January 2022 . The forward - looking statements contained in this presentation are also subject to additional risks, uncertainties, and factors, including those described in Breeze Holdings’ most recent Annual Report on Form 10 - K and Quarterly Reports on Form 10 - Q and other documents filed or to be filed with the SEC by Breeze Holdings or Holdco from time to time . The forward - looking statements included in this presentation are made only as of the date hereof . No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement/prospectus or any other document that Holdco or Breeze Holdings may file with the SEC or send to Breeze Holdings’ or D - Orbit’s stockholders in connection with the proposed transaction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act . LEGAL DISCLAIMER (CONT.)

PAGE 4 I ndustry and Market Information Information contained in this Presentation concerning D - Orbit’s industry and the markets in which it operates, including D - Orbit’s general expectations and market position, market opportunity and market size, is based on information from D - Orbit’s management’s estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties . In some cases, we may not expressly refer to the sources from which this information is derived . Management estimates are derived from industry and general publications and research, surveys and studies conducted by third parties and D - Orbit’s knowledge of its industry and assumptions based on such information and knowledge, which we believe to be reasonable . In addition, assumptions and estimates of D - Orbit’s and its industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors . These and other factors could cause D - Orbit’s future performance and actual market growth, opportunity and size and the like to differ materially from our assumptions and estimates . Tr ademarks All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and D - Orbit’s or Breeze’s use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property . Solely for convenience, trademarks and trade names referred to in this Presentation may not appear with the ® or Ť symbols, but such references are not intended to indicate, in any way, that D - Orbit or Breeze will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names . Use of Projections This Presentation contains estimated or projected financial information with respect to D - Orbit, including, without limitation, D - Orbit’s projected revenue, operating income, EBITDA, cash flow from operations, and free cash flow for 2021 - 2028 . Such estimated or projected financial information constitutes forward - looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such estimated or projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See “Cautionary Note Regarding Forward - Looking Statements” above . Actual results may differ materially from the results contemplated by the estimated or projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such estimates and projections will be achieved . Neither the independent registered public accounting firm of Breeze nor the independent registered public accounting firm of D - Orbit, audited, reviewed, compiled, or performed any procedures with respect to the estimates or projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation . The performance projections and estimates herein are also subject to the ongoing COVID - 19 pandemic, and have the potential to be revised to take into account further adverse effects of the COVID - 19 pandemic on the future performance of D - Orbit and Breeze . Projected returns and estimates are based on an assumption that public health, economic, market, and other conditions will improve : however, there can be no assurance that such conditions will improve within the time period or to the extent estimated by D - Orbit and Breeze . The full impact of the COVID - 19 pandemic on future performance is particularly uncertain and difficult to predict . Therefore actual results may vary materially and adversely from the projections included herein . Use of Non - GAAP and Non - IFRS Financial Measures This Presentation includes certain non - IFRS financial measures, including EBITDA, that are not prepared in accordance with International Financial Reporting Standards (“IFRS”) and that may be different from non - IFRS financial measures used by other companies . D - Orbit and Breeze believe that the use of these non - IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends of D - Orbit . These non - IFRS measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS . Forward - looking non - INFS financial measures are provided ; they are presented on a non - IFRS basis without reconciliations of such forward - looking non - IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation . LEGAL DISCLAIMER (CONT.)

BREEZE AND THE BOLDEN GROUP OVERVIEW

BREEZE HOLDINGS ACQUISITION CORP.

- **Breeze Holdings Acquisition Corp.** (NASDAQ: BREZ) is a publicly-listed special purpose acquisition company with $119mm in cash
- Proven management team with history of generating shareholder returns and track record of sourcing and closing acquisitions
- Multi-decade public and private company expertise



Doug Ramsey, Ph.D.
Chairman, CEO

- 25+ years of experience as a financial executive
- President and CFO of Saddle Operating
- Director, CFO and Treasurer of EXCO Resources



Russ Griffin
Director, President

- 35+ years of experience in operations, drilling, regulatory compliance and EHS in the oil and gas industry
- COO of Saddle Operating
- VP of Env. Health and Safety of EXCO Resources and TGGT Midstream

THE CHARLES F. BOLDEN GROUP

- **The Charles F. Bolden Group** is a consortium of accomplished leaders and problem solvers with extensive experience leading complex organizations in challenging environments
- Vision: Leadership for the Global Advancement of Science and Security
- Focal points: Space / Aerospace, National Security, STEM + AD education, Health Initiatives
- Founded in 2017 by Charles F. Bolden Jr.



Major General Charles F. Bolden Jr.
Founder, CEO Emeritus

- 45+ years' experience at the governmental, national and international levels
- 12th Administrator of NASA and Retired Major General, USMC
- 4 time Shuttle Astronaut (2 as Pilot, 2 as Commander)



Ché Bolden
President, CEO

- 25+ years' experience at the governmental, national and international levels
- Retired Colonel, USMC
- Professional expertise in Aerospace, HUMAN+machine Collaboration, International Affairs and Critical Infrastructure

Other Select Members of CFBG



Renee Wynn
Prev. NASA CIO,
Asst . Administrator at the EPA



Geoff Yoder
Prev. NASA Director of the Office of Evaluation



Dava Newman, Ph.D.
Director MIT Media Lab,
Prev. Deputy Administrator of NASA

Breeze and The Bolden Group partnership combines public company experience and unique space sector expertise

D-ORBIT PAGE 5

TRANSACTION OVERVIEW

D-ORBIT



Luca Rossettini, Ph.D.
CEO, Founder



Alessandro Giudice
CFO



Renato Panesi, Ph.D.
CCO, Founder



Jonathan Firth
COO

BREEZE HOLDINGS ACQUISITION CORP.



Doug Ramsey, Ph.D.
Chairman, CEO



Russ Griffin
Director, President

CHARLES F. BOLDEN GROUP



Major General Charles F. Bolden Jr.
Founder, CEO Emeritus



Ché Bolden
President, CEO

TRANSACTION DETAILS

Overview	• Breeze Holdings Acquisition Corp. (Nasdaq: BREZ) is a publicly-listed special purpose acquisition company with $119mm in cash • Approximately $94mm has been raised in support of the transaction including (i) a $5.5mm common stock PIPE (ii) a $59mm (€52mm) Pre SPAC convertible bond that will convert into equity at SPAC merger close (already fully funded) and (iii) a 4-year, $30mm convertible note that will fund at SPAC merger close
Valuation	• Pro forma firm value of $1,278mm which equates to 2.8x projected 2024 revenue and 0.8x projected 2025 revenue
Ownership	• D-Orbit shareholders: 83.8%, SPAC public shareholders 8.4%, Pre-SPAC bondholders 5.2%, SPAC founder shares 2.2%, PIPE shareholders 0.4%
Closing cash conditions	• Minimum cash requirement of $94mm
Timing	• Expected to close in Q2 or Q3 2022 following receipt of approval from Breeze & D-Orbit stockholders as well as any other required regulatory approvals
Board composition	• 7 members consisting of D-Orbit's CEO, 2 directors designated by Breeze who shall be members of The Bolden Group and 4 additional directors designated by D-Orbit

D-ORBIT PAGE 6

PAGE 7 BREEZE AND THE BOLDEN GROUP INVESTMENT THESIS FOR D - ORBIT • Enabling the rapid and sustainable growth of the new space economy • Shared philosophy of making life better on Earth with the advancement of science • Platform company with multiple revenue streams Visionary company • ION Satellite Carrier (ION) platform built on cutting edge technology • Delivering advanced services in space • Experienced operating team, board and advisory council with deep space expertise Technology differentiation & first mover advantage • 6 missions in space since first launch in 2013 • Delivered >70 payloads in space to date • Track record of satisfied and repeat customers Proven in space • Proven commercialization with paid customer missions • Support from backlog, contracts under negotiation and large pipeline • Confidence in path to profitability Strong business model

PAGE 8 INVESTMENT HIGHLIGHTS Market leader for space logistics, orbital transportation and advanced services in $425bn 1 space economy expected to triple in size 2 over next 10 years 01 Differentiated in - house technologies, world - class proprietary IP and founder - led team of industry pioneers Proven in space; >70 payloads successfully delivered Uniquely positioned to capture share in the in - orbit serving market – over the next 10 years, more than 65,000 satellites 3 planned to be launched (3,300+ satellites 4 in operation today) Strong financial outlook – Several missions planned for H1 2022 and €147mm of contracts in negotiation Expected to scale rapidly over the next several years – €1.1bn pipeline of opportunities through 2026 02 03 04 05 06 1 Source: Space Foundation, 2020 2 Source: “The Commercial Space Race: Some things change, others stay the same”, Bank of America, 2020 3 Management assessment 4 Source: UCS Satellite Database, 2021 Data as of December 2021

PAGE 9 BUSINESS OVERVIEW PHOTOGRAPH OF EARTH TAKEN FROM ION ORIGIN MISSION (SEP - 20)

D-ORBIT AT A GLANCE

WELL POSITIONED TO BENEFIT FROM RAPIDLY GROWING SPACE ECONOMY

World's first to provide in-space satellite transportation for paying customers

World's first to demonstrate satellite-as-a-service capabilities in space

2021+ TODAY

Last-mile delivery solution for satellites and advanced infrastructure services

2023+ TOMORROW

Next-gen in-orbit services across entire satellite lifecycle

BEYOND

In-orbit recycling, manufacturing & infrastructure

TRACK RECORD IN SPACE

- Successfully launched 6 missions since first in 2013; 5 with paying customers and 4 ION missions in the last 15 months
- >70 payloads DELIVERED in space today

CUSTOMERS

- >40 paying customers[1]

Lockheed Martin, AAC Clyde Space, OneWeb[2], astrocast, deimos, planet, Airbus Defence & Space, esa, Together ahead. RUAG, SATREV

KEY PARTNERS

arianespace, aws, SpaceX, Marubeni, esa, asi, UK Space Agency

REVENUE AND PIPELINE

- €22.75mm backlog[3]
- €147mm contracts in negotiation[4]
- €1.1bn pipeline[5]

TEAM AND INVESTORS

- 180+ team members
- Headquarters: Italy
- Select investors

Seraphim Capital, IQT, Cobham, Neva Finventures, Indaco

[1] Paying customers represent satellite operators, technology manufacturers, and other space and non-space companies and/or institutional entities that entered into a commercial contract for D-Orbit services

[2] Engaged in the ESA Sunrise Phase-1 development project

[3] Backlog defined as the value of executed and binding sale contracts for which revenue has not been yet recognized – data as March 2022

[4] Contracts in negotiation defined as contracts for which official proposals have been sent and are currently under negotiation with customers and/or responses to ITT currently under evaluation – data as of December 2021

[5] Pipeline is defined as potential future contracts based on customers discussions and D-Orbit estimates including latest constellations deployment planning, upcoming institutional/private programs, and extension of existing sale contracts up to 2026

D-ORBIT
PAGE 10

PAGE 11 D - ORBIT’S EXPERIENCED TEAM LUCA ROSSETTINI, Ph.D. CEO, FOUNDER • Led research on nanotechnologies applied to space propellant • Experience at NASA Ames under Fulbright BEST program • Received a Ph.D. in Advanced Space Propulsion from Politecnico Milano, a Master in Strategic Leadership Towards Sustainability and a Certificate in Technology Entrepreneurship from Santa Clara University RENATO PANESI, Ph.D. CCO, FOUNDER • Deep experience in flight simulation and in robust multivariable control of aerospace systems • Led multi - million - dollar contracts as marketing & sales area manager at Finmeccanica/Leonardo • Experience at NASA Ames under Fulbright BEST program • Received a Ph.D. in Aerospace Engineering from the University of Pisa and a Certificate in Technology Entrepreneurship from Santa Clara University ALESSANDRO GIUDICE CFO • Served as Partner at YourCFO Consulting • Former CFO at Enertronica • Received Masters in Finance from London Business School JONATHAN FIRTH COO • Founding member of the executive team that started Virgin Galactic, The Spaceship Company and Virgin Orbit; former Executive VP of Spaceport & Program Development at Virgin Galactic • Received an MBA from Henley Business School, UK LORENZO FERRARIO, Ph.D. CTO PIETRO GUERRIERI CSO MONICA VALLI, Ph.D. VP OPERATIONS PATRIZIA TAMMARO INVESTOR RELATIONS 180+ TOTAL TEAM MEMBERS 90+ MScs 15 PhDs

PAGE 12 PAGE 12 Our Vision Creating the first space logistics infrastructure to enable the trillion dollar space economy and human expansion in sustainable space

PAGE 13 Massive and rapidly growing space economy 1 Source: Space Foundation, 2020 2 Source: “The Commercial Space Race: Some things change, others stay the same”, Bank of America, 2020 3 Source: UCS Satellite Database, 2021 4 Management assessment Satellite exponential growth $425bn 2020 1 65,000+ satellites planned to be launched over the next 10 years 4 MARKET OPPORTUNITY $1.4tn 2030 2 3,300+ operating satellites today 3

PAGE 14 THE NEW SPACE ECONOMY IS ENABLING MULTIPLE SECTORS ON EARTH FOREST MANAGEMENT • Sustainable forestry • Preserve wildlife AGRICULTURE ENHANCEMENT • Monitor crop development • Reduce use of water and pesticides • Mitigate famines EARTH OBSERVATION, CLIMATE CHANGE • Greenhouse gas emission monitoring • Natural disaster mitigation and response OIL AND GAS INDUSTRY • Detect and monitor leakages • Find new potential resources AUTONOMOUS DRIVING, NAVIGATION • Secure, precision navigation • Autonomous cars, flying taxis, delivery drones, rob ots TELECOMMUNICATION, INTERNET, IoT • Low cost internet for billions of people • Connect remote areas

PAGE 15 SATELLITE BOTTLENECK IN GETTING TO SPACE TODAY Satellites are boarded into a rocket launcher Satellites are released from launcher in clusters 6 to 10 months to reach the operational position in orbit New launch required for different orbital planes Satellites deployed in cluster in the new orbital plane Fully operational constellation Prohibitively expensive dedicated launches or ‘3rd class’ tickets on rideshare launches Significant delays in reaching operational orbit

PAGE 16 Payloads in position and ready to operate in few weeks! Multiple orbits in the same mission! PROVEN SOLUTION “cargo” satellite capable of transporting satellites into the right orbit and into the right place in space D - ORBIT ION SATELLITE CARRIER Each Payload precisely released into its target orbit Integrated and launched in large rocket ION aggregates multiple Payloads

PAGE 17 ION SATELLITE CARRIER SATELLITE LAST - MILE DELIVERY SOLUTION 01 FASTER TIME - TO - REVENUES Fast positioning in target orbit 02 LAUNCH COST REDUCTION Deploy constellation in multiple orbits on a single mission 03 FASTER TIME - TO - SPACE Ride on the first available launcher 04 REDUCTION IN NUMBER OF SATELLITES ION replenishes constellations faster so there is less need for spare satellites 05 LOWER MANUFACTURING COST Reduced need for propulsion decreases costs Time reduction from launch to revenues Lower cost for constellation deployment Up to Up to TODAY 1 Management assessment based on data from existing customers

PAGE 18 ION IS A MODULAR PLATFORM ENABLING A VARIETY OF HIGH - MARGIN SECONDARY MISSIONS ION IS MULTI - PURPOSE SPACECRAFT A single ION cargo satellite completes its primary mission by deploying its passenger satellites in precise orbital slots ION then joins a growing fleet of multi - purpose spacecraft to undertake high - margin secondary missions that include: IN - ORBIT VALIDATION AND DEMONSTRATION INTEGRATED SATELLITE SERVICES SATELLITE FOR RENT IN - ORBIT SERVICING & ACTIVE DEBRIS REMOVAL IN - ORBIT RECYCLING, MANUFACTURING & INFRASTRUCTURE SPACE CLOUD COMPUTING INFRASTRUCTURE STARTING IN 2023 BEYOND TODAY & IN PROGRESS 3. ION IN - ORBIT - SERVICES 2. ION ADVANCED SERVICES UPSIDE TO FORECAST; NOT INCLUDED IN PLAN 1. ION SATELLITE TRANSPORTATION

PAGE 19 ADVANCED SERVICES THE HIGH - MARGIN SECOND LIFE OF ION These offerings will grow as a function of ION launches in the years to come ION is the building block for to deliver services to customers today and to enable future products and services tomorrow • Enable experiments and the testing of equipment in space • Make innovative technology flight proven in space and ready for market in a few months In - orbit validation and demonstration • Cameras, antennas, sensors, Earth observation equipment • Expected to have >20 ION units in orbit by the end of 2023, constellations can be offered ‘as - a - service’ Integrated satellite services via payloads hosted on ION • Renting ION as additional satellite for customers’ constellations • Long - term satellite storage with fast and precise on - demand satellite release Satellite for rent • Integrated service on ION for fast data exchange and storage • On orbit edge computing, data storage & processing • Next paradigm for space data collection and analysis Space cloud computing infrastructure TODAY in progress

PAGE 20 SPACE CLOUD COMPUTING INFRASTRUCTURE Earth Observation Internet of Things Synthetic Aperture Radar Telecom D - ORBIT’S CLOUD SERVICE • Integrated service on ION for fast data exchange and storage that is expected to: • Provide customers on - demand, in - orbit cloud computing and data storage service with endless applications • Deliver customers exceptionally fast data relay with almost instant downlink to Earth • Network of IONs in orbit expected to complement access of satellite networks to ground systems At a Glance ION ION CUSTOMER SATELLITES USERS EARTH BASED CLOUD AURORA IONs as Cloud Infrastructure Nodes TODAY in progress Mission Control Software

PAGE 21 THE NEXT MARKET: In Orbit Servicing D - Orbit’s logistics services will ensure for commercial and government space endeavors and debris in space require in - orbit services such as transportation, maintenance, active debris removal and end - of - life disposal Satellite Object Rocket body Debris Source: www.stuffin.space Note: Stuff in Space provides a real - time 3D map of objects in Earth’s orbit. The website updates daily with orbit data from Spa ce Track and calculates the actual, current satellite and debris positions TOMORROW Debris from Chinese rocket re - enters Earth's atmosphere over Indian Ocean Space junk damages International Space Station's robotic arm Satellite debris forces space station crew to take shelter

PAGE 22 TRANSPORTATION REFUELING PHASING MAINTENANCE EMERGENCY DISPOSAL IN - ORBIT SERVICING THE NEXT MARKET D - Orbit has already won for studying and delivering in - orbit servicing (active debris removal) We believe the combination of , the scalability of the and will enable D - Orbit to provide in - orbit servicing to satellite operators In - orbit servicing active debris removal Scalable and modular Move existing satellites from one orbit to another new orbit Dispose of satellites properly at the end of their life (active debris removal) Extend the life of satellites Rescue satellites launched or drifting to the wrong orbit 01 02 03 04 TOMORROW

BEYOND

BEYOND IN-ORBIT SERVICING

ENABLING THE INCOMING TRILLION DOLLAR SPACE ECONOMY

IN-ORBIT & IN-SPACE

RECYCLING

There is an estimated **8,000+ TONS**[1] of space debris in orbit containing valuable resources. **SIGNIFICANT COST SAVINGS** are possible by recycling material that has already been launched into orbit

MANUFACTURING

Microgravity enables the production of lighter and bigger structures that could not be manufactured on Earth. This includes **RESOURCING** from orbital recycling and **FACILITATING EXPANSION** in space

SPACE LOGISTICS INFRASTRUCTURE

We believe the extended capabilities of D-Orbit's fleet of cargo and servicing spacecraft will enable new **SPACE LOGISTICS INFRASTRUCTURE**. We believe this infrastructure will also be essential for **SUSTAINABLE** space business as well as the **HUMAN EXPANSION IN SPACE**

[1]Source: ESA, Feb 2020

Note: Potential future business not included in financial projections

D-ORBIT

PAGE 23

PAGE 24 Ariane VV16 launch carrying ION Mk01 carrier, September 2020 As of Mar - 22 COMPLETED MISSION #1: MISSION #2: MISSION #3: MISSION #4: MISSION #5: MISSION #6: MISSION #7: MISSION #8: SEP - 2020: JAN - 2021: JUN - 2021: JAN - 2022: APR - 2022: JUN - 2022: VEGA FALCON 9 FALCON 9 FALCON 9 FALCON 9 FALCON 9 COMPLETED Further missions planned for 2022 and 2023, booking already started MISSIONS: >70 PAYLOADS IN SPACE TODAY ALREADY IN OPERATION FOR PAYING CUSTOMERS COMPLETED BOOKED COMPLETED Note: Missions 1 - 4 defined as “completed” as launch was executed and satellites were deployed successfully. Advanced services on going for missions 2 - 4. *Note: Through a contract with Spaceflight LAUNCH IN PROGRESS BOOKING IN PROGRESS BOOKING IN PROGRESS PAYING PASSENGERS: *

OUR ION MISSIONS

GROWING LEVELS OF COMPLEXITY AND ENHANCED CAPABILITIES

		MISSION 1	MISSION 2	MISSION 3	MISSION 4	MISSION 5
		September 2020	January 2021	June 2021	January 2022	April 2022
SATELLITE TRANSPORTATION AND DEPLOYMENT	COMMERCIAL CUSTOMERS	planet.	planet. Undisclosed Customer	Several customers including: deimos, ISISPACE, ENDUROSAT	Several customers including: LOCKHEED MARTIN, SATREV	Several customers including: KLEOS*, SPACEFLIGHT, SPEL
	Fast dispersion	✓	✓	✓	✓	✓
	Orbit change		✓	✓	✓	
	Plane change			✓	✓	
ADVANCED SERVICES	COMMERCIAL CUSTOMERS	HYPERION TECHNOLOGIES	EICAS	STELLAR PROJECT, HPS, UNIBAP	CYSEC, UNIBAP, VTT	
	In-orbit demonstration of hosted payloads	✓	✓	✓	✓	
	Debris tracking		✓	✓	✓	
	In-orbit debris detection			✓	✓	
TESTING FOR FUTURE SERVICES	TEST OF NEW TECHNOLOGIES	• Orbital maneuvering • Full cargo validation • Propulsion subsystems tested	• Earth Observation payload • Satellite for rent • Propulsion characterization	• Laser communication – space to ground • Orbital data-center / in-orbit edge computing • Drag sail	• Orbital data-center / in-orbit edge computing	

*Note: Through a contract with Spaceflight

Added capabilities

D-ORBIT

PAGE 25

OUR CUSTOMERS

DIVERSE CUSTOMER BASE ACROSS SPACE SEGMENTS AND GEOGRAPHIES

NEW SPACE

astrocast
deimos space
planet.
AAC Clyde Space
Orbital Micro Systems
Endurosat
T4i Technology for Propulsion and Innovation
HPS
Stellar Project
AISTECH
OneWeb
isispace
SAS
SATREV
CYSEC
HYPERION TECHNOLOGIES

TRADITIONAL SPACE

Together ahead. RUAG
AIRBUS DEFENCE & SPACE
LOCKHEED MARTIN
OHB
eutelsat
UNIBAP
HB TECHNOLOGY
EICAS Automazione S.p.A. – excellence and passion in automatic control design

INSTITUTIONAL

esa
asi Agenzia Spaziale Italiana
UK SPACE AGENCY
CASIS
ZFT Zentrum für Telematik
Universidad de Chile
Instituto de Astrofísica de Canarias
UK Research and Innovation

Positive customer experience driving **repeat business**, which makes up a significant proportion of backlog

Customers report **highly positive** experiences with ION missions to date, and rigorous launch project management is driving new business

TOTAL BACKLOG[1]	€22.75mm (+~20%)*
TOTAL CONTRACTS IN NEGOTIATION[2] TO 2024	€147mm
TOTAL PIPELINE[3]	€1.1bn

Note: Logos represent existing customers with historical revenue / backlog
*Note: Since December 2021, the Company's backlog has increased approximately 20% to €22.75 million
[1] Backlog defined as the value of executed and binding sale contracts for which revenue has not been yet recognized
[2] Contracts in negotiation defined as contracts for which official proposals have been sent and are currently under negotiation with customers and/or responses to ITT currently under evaluation
[3] Pipeline is defined as potential future contracts based on customers discussions and D-Orbit estimates including latest constellation planning, upcoming institutional/private programs, and extension of existing sale contracts up to 2026
Data as of December 2021

D-ORBIT PAGE 26

PAGE 27 LAUNCHERS WORLD - CLASS INDUSTRY PARTNERSHIPS Network of world - class partners that leverage D - Orbit’s products and services to provide end - users with reliable turnkey solutions KEY INDUSTRIAL PARTNERS D - Orbit has preferred partner relationships with major launch operators, and ION is compatible with most launch providers Agreements with other providers are under discussion

PAGE 28 DEVELOPING INFRASTRUCTURE FOR THE SUSTAINABLE USE OF SPACE • D - Orbit is the first space company worldwide to be certified as a for profit B Corporation (“B - Corp”), reinforcing that its purpose - driven mission benefits all stakeholders and shareholders • D - Orbit proprietary technology will contribute to risk reduction of in - orbit operations and re - entry of space objects by: • Enabling the removal of dangerous space debris • Enhancing object tracking and cataloging to improve space situational awareness • Establishing safe and effective Space Traffic Management • Committed to strengthening local communities through the “D - Orbit Academy” • Training and professional development program for current and future D - Orbit team members • Outreach activities in local communities D - Orbit’s purpose - driven mission benefits all stakeholders and shareholders

PAGE 29 POSITIONED TO CREATE SHAREHOLDER VALUE Since announcing the transaction with Breeze, which is on track to close in the second or third quarter of this year, the D - Orbi t team has been continuing to deliver for customers and positioning the business for continued success in 2022 and beyond. Over the past few months, the Company has: Company is Executing Near - Term Plans and Continuing to Develop Capabilities to Capture In - Orbit Servicing Opportunities and Enabling Space Logistics Infrastructure • Driven forward with its 2022 missions. D - Orbit is one of the only companies in its industry that is on track to successfully launch two missions this YTD. In addition, D - Orbit anticipates launching an additional four missions in 2022 and 13 in 2023. Recent and upcoming missions include: − Dashing Through the Stars (Launch Date: January 13, 2022) − Spacelust (Launch Date: April 2022) − Infinite Blue (Launch Date: June 2022) • Growing its blue - chip customer and partner base. The Company has continued to work alongside its best - in - class launch partners while expanding relationships with its customers, including Lockheed Martin, AAC Clyde Space and Aistech Space. As a result, since December 2021, D - Orbit’s backlog has increased approximately 20% to €22.75 million • Innovating and building D - Orbit’s unique technology and capabilities. The Company is further improving its ION technology and space cloud infrastructure today, while positioning the business to be a leader in in - orbit services tomorrow. In addition, the Company is continuing to welcome new team members to support its growth plans and currently has 180+ employees • Developing infrastructure for a circular economy and the sustainable use of space. D - Orbit’s service capabilities will facilitate the infrastructure for the cleaner, safer and more sustainable use of space today and in the future, with its In - Orbit Servicing (IOS) solutions, which will enable the removal of dangerous space debris and, later, recycling capabilities in orbit

PAGE 30 APPENDIX PHOTOGRAPH OF EARTH TAKEN FROM ION ORIGIN MISSION (SEP - 20)

GLOSSARY OF KEY TERMS

- ION – D-Orbit's proprietary a satellite carrier vehicle designed to work as a cargo spacecraft capable of delivering to different locations in orbit
- IOS – In-orbit servicing for satellite operators
- MK02 – Acronym for family of ION satellite carrier vehicles (followed by MK02.5 and MK03)
- SCVx – Acronym for a specific ION satellite carrier vehicle. For example, SCV3 is the third spacecraft being launched
- D-Stellar – D-Orbit next-gen services primarily comprised of ION services and Advanced Services
- D-Sense – D-Orbit's proprietary multi-sensor for AOCS, satellite tracking and proximity operations
- D3 – decommissioning system for satellites
- D-SAT – D-Orbit's proprietary first satellite-as-a-service space proven hardware incorporated into ION
- AURORA – D-Orbit's proprietary mission control software suite designed to control a single satellite or entire constellation
- IA-CORE – D-Orbit's proprietary advanced distributed computer, for future AI applications
- FENIX Propulsion system – D-Orbit's proprietary propulsion product portfolio introduced in 2015
- GEO – Geostationary Earth Orbit at the altitude of 22,300 miles above Earth sea level. A satellite in geostationary orbit appears fixed at the same place in the sky around the equator
- LEO – Low-Earth Orbit. Satellite that orbits less than 1/17 the distance from the Earth than a GEO resulting in lower latency; however, LEO satellites move in the sky vs. GEO satellites that appear fixed
- MEO – a medium earth orbit satellite with an orbit within the range from a few hundred miles to a few thousand miles above the earth's surface
- Orbit – the curved path of a celestial object or spacecraft around a star, planet, or moon
- Payload –the carrying capacity of a launch vehicle exclusive of what is necessary for its operation, usually measured in terms of weight

D-ORBIT PAGE 31

D-ORBIT'S TRACK RECORD

PROVEN SPACE TECHNOLOGY AND SOLUTIONS

TECHNOLOGY

CORPORATE

SPACE MISSIONS

D-Orbit founded

Solid rocket motor test fire

First sale contract

ALICE 2 Mission

D-Orbit PT established

Fenix propulsion system developed

D3 decommissioning system developed

D-SAT Mission: validation of D3 and satellite as a service

First ION contract signed: transport of 12 satellites for Planet

D-Orbit UK established

Aurora cloud based mission control software launched

IOS contract

Completed booking of second ION

ION Mission #1 completed: validation of ION Service

ION: proof performance in Space

80 people

ION Mission #2 and #3 completed: validation of Advanced Services

150 people

ION Mission #4

2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

GOVERNMENT DRIVEN SPACE MARKET:
D-ORBIT IS IN R&D PHASE

NEW SPACE MARKET STARTS:
EARLY CONSTELLATION DEVELOPMENTS

NEW SPACE MARKET PROGRESS AND CONSTELLATIONS START HAVING TRACTION: **APPETITE FOR ADVANCED SPACE LOGISTICS TRANSPORTATION SERVICES GROWING**

D-ORBIT

PAGE 32

THE EVOLUTION OF ION

THE FUTURE OF SPACE TRANSPORTATION TECHNOLOGY

ION-MK01

Flying since 2020

- Satellite transportation (cargo up to 150kg)
- Advanced services



- Base market: LEO
- Key capabilities: Satellite transportation and advanced services

ION-MK02[1]

Flying since 2021

- Satellite transportation (cargo up to 200kg, weight up to 500kg)
- Advanced services



- Additional markets: MEO, GEO, Moon orbit delivery
- Key capability addition(s): LEO to GEO transportation

ION-MK02.5 IOS

Anticipated in 2023

- Satellite transportation (cargo up to 200kg, weight up to 500kg)
- Advanced services
- In-orbit services



- Key capability addition(s): In-Orbit services broadly and active debris removal specifically

ION-MK03

Anticipated in 2024

- Satellite transportation (modular cargo up to 10 tons)
- Advanced services
- In-orbit services



- Additional markets: Deep space
- Key capability addition(s): Interplanetary transportation ready

[1]ION Mk02 is a modular and scalable family of cargo satellites. Additional capabilities (i.e., from LEO to GEO) can be obtained according to customers' requirements already implementable on top of the base platform

PAGE 33

PAGE 34 ONLY D - ORBIT CURRENTLY: COMPETITIVE LANDSCAPE D - ORBIT IS LEADING THE MARKET MULTI - ORBIT CAPABILITIES FAST SATELLITE DELIVERY TO IDEAL ORBIT (Lower cost for precise in - orbit positioning) (Faster time - to - revenues) GUARANTEES DEPLOYMENT INTO THE DESIRED ORBIT PROVIDES A REDUCED TIME FROM LAUNCH TO REVENUES HAS A PROVEN SOLUTION IN SPACE PROVIDES A COMPLETE END - TO - END SERVICE 1 Source: Management assessment SOLUTION IN SPACE COMPANIES SEEKING TO ADDRESS THE IN - SPACE TRANSPORTATION MARKET¹ COMPETITOR A Expected Late 2022 COMPETITOR B Expected 2022 COMPETITOR C Expected 2023

PAGE 35 The below key risk factors has been prepared solely for the purposes of the proposed Form F - 4 proxy statement/prospectus to be filed in connection with a proposed Business Combination, and not for any other purpose . The risks presented below are some of the general risks to the business and operations of D - Orbit and Breeze following completion of the Business Combination . You should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in any offering before making an investment decision . Risks relating to the business of Breeze and D - Orbit will be more fully disclosed in future documents filed or furnished with the U . S . Securities and Exchange Commission (the "SEC") . The risks presented in such filings will be consistent with those that would be required for a public company in SEC filings and may differ significantly from and be more extensive than those presented below . These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Breeze and D - Orbit following the completion of the Business Combination . D - Orbit may face additional risks and uncertainties that are not presently known to it, or that it currently deems immaterial, which may also impair D - Orbit’s business or financial condition . RISKS RELATED TO D - ORBIT AND SPACE INDUSTRY • D - Orbit is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future . • Our ability to grow our business depends on the successful development of our vehicles and related technology, which is subject to many uncertainties, some of which are beyond our control . • D - Orbit’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter . • D - Orbit’s forecasted operating and financial results rely in large part upon assumptions and analyses developed internally . If these assumptions and analyses prove to be incorrect, D - Orbit’s actual operating and financial results may be significantly below its forecasts . • The market for in - space infrastructure services has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected . • We may not be able to convert our orders into revenue . • A key component of our business model is the delivery of satellites using our space vehicles and the development and validation of technology for current and future planned services . If we are unable to develop and integrate working technology to meet our existing and future business needs, our results of operations and business will be materially adversely affected . • We are dependent on third - party launch vehicles to launch our vehicles and customer payloads into space and any delay could have a material adverse impact on our financial condition and results of operations . • We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy . • As D - Orbit grows rapidly and expands into multiple global markets, there is a risk that it will fail to maintain an effective system of internal controls and its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected . D - Orbit may identify material weaknesses in its internal controls over financing reporting which it may not be able to remedy in a timely manner . • A pandemic outbreak of a novel strain of coronavirus, also known as COVID - 19 , has disrupted and may continue to adversely affect our business . • We may experience a total loss of our vehicle and our customers’ payloads due to a launch failure or during the journey into space, and any insurance we have may not be adequate to cover our loss . • If Holdco fails to consummate the PIPE, it may not have enough funds to complete the Business Combination . • Following the completion of the Business Combination, including the PIPE investment, we may still require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all . • We rely on a limited number of suppliers for certain raw materials and supplied components . We may not be able to obtain sufficient raw materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms or at all, which could impair our ability to deliver our services or products in a timely manner or increase our costs of production . • If D - Orbit is unable to maintain confidence in its long - term business prospects among customers and analysts and within its industry or is subject to negative publicity, then its financial condition, results of operations, business prospects and access to capital may suffer materially . • Our ION Satellite Carrier and related equipment may have shorter useful lives than we anticipate . • We expect to face intense competition in satellite transport and related services and other services which we may develop in the space transportation industry . • If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and our intellectual property applications for registration may not issue or be registered, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours . • Protecting and defending against intellectual property claims may have a material adverse effect on our business . • Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition . • Data breaches or incidents involving our technology could damage our business, reputation and brand and substantially harm our business and results of operations . • We are exposed to risks related to geopolitical and economic factors, laws and regulations and our international business subjects us to numerous political and economic factors, legal requirements, cross - cultural considerations and other risks associated with doing business globally . KEY RISK FACTORS

PAGE 36 • We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy . • Breeze’s ability to successfully effect the Business Combination, and Holdco’s ability to successfully operate the business thereafter, will be largely dependent upon the efforts of certain key personnel of D - Orbit . • Our results of operations may fluctuate significantly, which makes our future results of operations difficult to predict and could cause our results of operations to fall below expectations or any guidance we may provide . • As part of growing our business, we may make acquisitions . If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially adversely affected, and the stock price of Holdco could decline . • As D - Orbit expands into new territories, many of which will be other foreign territories, it may encounter stronger market resistance than it currently expects, including from incumbent competitors in those territories . • The historical financial results of D - Orbit and the unaudited pro forma combined financial information of D - Orbit and Breeze included elsewhere in this proxy statement/prospectus may not be indicative of what our actual financial position or results of operations would have been . • We may become involved in litigation that may materially adversely affect us . • Holdco’s management has limited experience in operating a public company . • Holdco will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives . • There can be no assurance that the Holdco Warrants and the Holdco Shares that will be issued in connection with the Business Combination (including Holdco Shares underlying the Holdco Warrants) will be approved for listing on Nasdaq or, if approved, will continue to be so listed following the closing of the Business Combination, or that Holdco will be able to comply with the continued listing standards of Nasdaq . • A market for Holdco’s securities may not continue, which would adversely affect the liquidity and price of its securities . • If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about Holdco, its business, or its market, or if they change their recommendations regarding Holdco Shares adversely, then the price and trading volume of Holdco Shares could decline . • The JOBS Act permits “emerging growth companies” like Holdco to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies . • D - Orbit will be subject to business uncertainties and contractual restrictions while the Business Combination is pending . • Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt our business and vehicle launch schedules . REGULATORY RISKS • We are exposed to risks related to our international operations and failure to manage these risks may adversely affect our results of operations and financial condition . • We could be negatively impacted by violations of global anti - bribery laws, including the FCPA . • Import and Export Control Laws and Regulations • Our business may be subject to a wide variety of additional extensive and evolving government laws and regulations . Failure to comply with such laws and regulations, if required to do so, could have a material adverse effect on our business . RISKS RELATED TO INVESTMENT IN LUXEMBOURG COMPANY AND HOLDCO’S STATUS AS A FOREIGN PRIVATE ISSUER • As a foreign private issuer, Holdco will be exempt from a number of U . S . securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U . S . public companies must . This may limit the information available to holders of the Holdco Shares . • Holdco may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses . This would subject Holdco to U . S . GAAP reporting requirements which may be difficult for it to comply with . • Holdco is organized under the laws of Luxembourg and a substantial amount of its assets are not located in the United States . It may be difficult for you to obtain or enforce judgments or bring original actions against Holdco or the members of its board of directors in the United States . • Luxembourg and European insolvency and bankruptcy laws are substantially different from U . S . insolvency and bankruptcy laws and may offer Holdco’s shareholders less protection than they would have under U . S . insolvency and bankruptcy laws . • The rights of Holdco shareholders and responsibilities of our directors and officers are governed by Luxembourg law and differ in some respects from the rights and responsibilities of shareholders under other jurisdictions, including jurisdictions in the United States . KEY RISK FACTORS (CONT.)

PAGE 37 U . S . TAX RISK FACTORS • There may be tax consequences of the Business Combination that may adversely affect holders of Breeze Common Stock or Breeze Warrants . • The IRS may not agree that Holdco should be treated as a non - U . S . corporation for U . S . federal income tax purposes . • The IRS may take the position that Section 367 (a) of the Code requires a U . S . Holder to recognize gain (but not loss) with respect to the exchange of shares of Breeze Common Stock for Holdco Shares pursuant to the Merger . • If Holdco were a passive foreign investment company for United States federal income tax purposes for any taxable year, U . S . Holders of Holdco Shares could be subject to adverse United States federal income tax consequences . RISKS RELATED TO BREEZE AND THE BUSINESS COMBINATION • Breeze has no operating or financial history and its results of operations and those of Holdco may differ significantly from the unaudited pro forma financial data included in this proxy statement . • Breeze may not be able to complete its initial business combination prior to May 25 , 2022 (or, if the Breeze stockholders approve the proposed amendment to Breeze’s charter, September 26 , 2022 ), in which case Breeze would cease all operations except for the purpose of winding up and Breeze would redeem its public shares and liquidate, in which case Breeze’s public stockholders may only receive $ 10 . 25 per share, or less than such amount in certain circumstances, and its warrants and rights will expire worthless . • The ability of the Public Stockholders to exercise redemption rights with respect to a large number of shares of Breeze Common Stock could increase the probability that the Business Combination will be unsuccessful and that Breeze’s stockholders will have to wait for liquidation in order to redeem their Breeze Common Stock . • If a stockholder fails to receive notice of Breeze’s offer to redeem its Breeze Common Stock in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed . • You will not have any rights or interests in funds from the trust account, except under certain limited circumstances . To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss . • The Sponsor and Breeze’s directors, officers, advisors or their affiliates may elect to purchase shares from Public Stockholders, which may influence a vote on a proposed business combination and reduce the public “float” of Breeze Common Stock . • If a stockholder or a “group” of stockholders are deemed to hold in excess of 15 % of Breeze Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 15 % of Breeze Common Stock . • If, before distributing the proceeds in the Trust Account to the Public Stockholders, Breeze files a voluntary bankruptcy petition or an involuntary bankruptcy petition is filed against Breeze that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Breeze’s stockholders and the per - share amount that would otherwise be received by Breeze’s stockholders in connection with Breeze’s liquidation may be reduced . • Breeze’s stockholders may be held liable for claims by third parties against Breeze to the extent of distributions received by them upon redemption of their shares . • Breeze’s stockholders cannot be sure of the market value of the Holdco Shares to be issued upon completion of the Business Combination . • The Holdco Shares to be received by Breeze’s stockholders as a result of the Business Combination will have different rights from shares of Breeze Common Stock . • Breeze’s Sponsor, officers and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote . • The exercise of discretion by Breeze’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of Breeze securityholders . • Breeze’s board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders . • The Sponsor and Breeze’s executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in the Registration Statement of which this proxy statement/prospectus is a part . • Subsequent to the completion of the Business Combination, Holdco may be required to take write - downs or write - offs, restructuring and impairment or other charges that could have a significant negative effect on Holdco’s financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment . • Public stockholders at the time of the Business Combination who purchased their Breeze Units in Breeze’s IPO and do not exercise their redemption rights may pursue rescission rights and related claims . • Breeze’s stockholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise little influence over management . • Breeze’s and D - Orbit’s ability to consummate the Business Combination, and the operations of Holdco following the Business Combination, may be materially adversely affected by the recent coronavirus (COVID - 19 ) pandemic . • We may face litigation and other risks as a result of the material weakness in our recent restatement . • As part of the restatement, we identified a material weakness in our internal controls over financial reporting . This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner . KEY RISK FACTORS (CONT.)